SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

      Under the Securities Exchange Act of 1934 (Amendment No. 2 )*

                           GREAT FALLS BANCORP
        .........................................................
                            (Name of Issuer)
                 Common Stock, $1.00 par value per share
               ...........................................
                     (Title of Class of Securities)
                              390 380 10-3
       ..........................................................
                             (CUSIP Number)
   YOLANDA SIMONELLI, 439 Parish Drive, Wayne, NJ 07470  201-628-1350
       ..........................................................
(Name, Address and Telephone Number of Person Authorized to Receive Notices
       and Communications)
                              April 7, 1995
       ..........................................................
         (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









CUSIP No. 390 380 10-3                                    Page 2 of 10 pages

1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          M.A. Simonelli Family Trust
          EIN 22-6620558

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [  ]
     (b)  [ x]

3)   SEC Use Only

4)   Source of Funds (See Instructions)
               Not applicable

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
               Not applicable

6)   Citizenship or Place of Organization
               United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     7)   Sole Voting Power
               42,062

     8)   Shared Voting Power
               N/A

     9)   Sole Dispositive Power
               42,062

     10)  Shared Dispositive Power
               N/A

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
               42,062

12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]

13)  Percent of Class Represented by Amount in Row (11)
               4.32%

     14)  Type of Reporting Person (See Instructions)
               OO











CUSIP No. 390 380 10-3                                    Page 3 of 10 pages

1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Annemarie Appleton
          SSN ###-##-####

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [  ]
     (b)  [ x]

3)   SEC Use Only

4)   Source of Funds (See Instructions)
               Not applicable

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
               Not applicable

6)   Citizenship or Place of Organization
               United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     7)   Sole Voting Power
               1,208

     8)   Shared Voting Power
               42,062

     9)   Sole Dispositive Power
               1,208

     10)  Shared Dispositive Power
               42,062

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
               44,285

12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]

13)  Percent of Class Represented by Amount in Row (11)
               4.45%

     14)  Type of Reporting Person (See Instructions)
               IN











CUSIP No. 390 380 10-3                                    Page 4 of 10 pages

1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Michael W. Mulligan
          SSN ###-##-####

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [  ]
     (b)  [ x]

3)   SEC Use Only

4)   Source of Funds (See Instructions)
               Not applicable

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
               Not applicable

6)   Citizenship or Place of Organization
               United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     7)   Sole Voting Power
               3,859

     8)   Shared Voting Power
               42,062

     9)   Sole Dispositive Power
               3,859

     10)  Shared Dispositive Power
               42,062

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
               46,767

12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]

13)  Percent of Class Represented by Amount in Row (11)
               4.80%

     14)  Type of Reporting Person (See Instructions)
               IN











CUSIP No. 390 380 10-3                                    Page 5 of 10 pages

1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Yolanda Simonelli
          SSN ###-##-####

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [  ]
     (b)  [ x]

3)   SEC Use Only

4)   Source of Funds (See Instructions)
               Not applicable

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
               Not applicable

6)   Citizenship or Place of Organization
               United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     7)   Sole Voting Power
               12,496

     8)   Shared Voting Power
               -0-

     9)   Sole Dispositive Power
               12,496

     10)  Shared Dispositive Power
               -0-

11)  Aggregate Amount Beneficially Owned by Each Reporting Person
               54,558 (of which 42,062 is disclaimed)

12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]

13)  Percent of Class Represented by Amount in Row (11)
               5.61% (beneficial ownership is disclaimed except as to 1.28%)

     14)  Type of Reporting Person (See Instructions)
               IN











Item 1.   Security and Issuer.

          This statement relates to the Common Stock, $1.00 par value per share ("Common Stock"), of Great Falls Bancorp (the "Corporation"). The Corporation's principal executive offices are located at 55 Union Boulevard, Totowa, NJ 07512.

Item 2.   Identity and Background.

          (a) This statement relates to the Common Stock beneficially owned by the following persons (the "Simonelli Group"): (1) the M.A. Simonelli Family Trust (the "Simonelli Trust"); (2) Annemarie Appleton, individually and as co-trustee of the Simonelli Trust;
          (3) Michael W. Mulligan, individually and as co-trustee of the Simonelli Trust; and (4) Yolanda Simonelli, individually.

          (b) The residence address of Mrs. Simonelli and the address of the Simonelli Trust are the same, namely: 439 Parish Drive, Wayne, New Jersey 07470. Mrs. Appleton's residence address is 29 Georgia Drive, Wayne, New Jersey 07470. Mr. Mulligan's business address is c/o Smith Barney Shearson, 10 Madison Avenue, Morristown, NJ 07962.

          (c) Neither Mrs. Simonelli nor the Simonelli Trust has any principal occupation or employment. The Simonelli Trust is to be administered for the sole benefit of Mrs. Simonelli during her lifetime. Mrs. Appleton's principal occupation or employment is Vice President, Knickerbocker Machine Shop, 611 Union Blvd., Totowa, New Jersey 07512 (fabrication of metal fittings). Mrs. Appleton is also a Director of the Corporation's bank subsidiary, Great Falls Bank. Mr. Mulligan's principal occupation or employment is First Vice President/Investments (financial consultant), Smith Barney Shearson (registered broker-dealer).

          (d) During the last five years, none of the persons filing this report has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, none of the persons filing this report has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mrs. Appleton, Mr. Mulligan and Mrs. Simonelli are all citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

          Not applicable.

          Explanation. This Amendment No. 2 is being filed in order to disclose a recent reduction, as of April 7, 1995, of the percentage of the Common Stock beneficially owned by the persons filing this Amendment No. 2. The reduction in percentage interest occurred as a direct result of the Corporation's issuance, as of that date,
                             Page 6 of 10 Pages
          of 156,645 shares of Common Stock to former shareholders of Family First Federal Savings Bank ("Family First"), of Clifton, New Jersey, in connection with the consummation on April 7, 1995 of a merger between Family First and the Corporation's bank subsidiary, Great Falls Bank. The newly issued shares, when added to the 816,190 shares of Common Stock outstanding immediately before consummation of the merger, resulted in total outstanding shares of 972,835 of Common Stock. As a result, none of the members of the Simonelli Group who previously filed on Schedule 13d is now the beneficial owner of more than 5% of the outstanding Common Stock (see Item 5 below).


Item 4.   Purpose of Transaction.

          Not applicable.  (See Item 3 above.)

          At the present time, none of the persons filing this report has any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Corporation or any of its subsidiaries; a sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; any change in the present Board of Directors or management of the Corporation, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board; any material change in the present capitalization or dividend policy of the Corporation; any other material change in the Corporation's business or corporate structure; changes in the Corporation's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; causing a class of securities of the Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

          (a), (b) The Simonelli Trust is the beneficial owner of 42,062 shares of Common Stock, which represents 4.32% of the issued and outstanding Common Stock. The Simonelli Trust has sole voting power and sole dispositive power with respect to such shares.
          The Simonelli Trust will not be filing Schedule 13D or amendments thereto in the future unless and until its beneficial ownership exceeds 5% of the outstanding Common Stock.

          Mrs. Appleton is the beneficial owner of 44,285 shares of Common Stock, representing 4.45% of the issued and outstanding Common Stock. Mrs. Appleton will not be filing Schedule 13D or amendments thereto in the future unless and until her beneficial ownership exceeds 5% of the outstanding Common Stock. This stock consists of the following:

                                     Page 7 of 10 Pages


               (1) 1,208 shares held directly by Mrs. Appleton, with respect to which Mrs. Appleton has sole voting power and sole dispositive power.

               (2) 42,062 shares held by Mrs. Appleton as co-trustee (with Mr. Mulligan) of the Simonelli Trust, with respect to which Mrs. Appleton has shared voting power and shared dispositive power.

               (3) 1,015 shares of Common Stock derivatively owned by Mrs. Appleton, subject to presently exercisable options under a total of $12,000 face amount of Equity Contracts. Of these 1,015 shares, Mrs. Appleton owns 846 shares ($12,000 face amount of Equity Contracts) directly and 169 shares ($2,000 face amount of Equity Contracts) indirectly, as custodian for her daughter. Mrs. Appleton has sole dispositive power over these derivative securities. Such derivative securities have no voting power.

     Mr. Mulligan is the beneficial owner of a total of 46,767 shares of Common Stock, which represents 4.80% of the issued and outstanding Common Stock. Mr. Mulligan will not be filing Schedule 13D or amendments thereto in the future unless and until his beneficial ownership exceeds 5% of the outstanding Common Stock. This stock consists of the following:

               (1)  3,726 shares held directly by Mr. Mulligan (including
               770 shares held in his IRA), with respect to which Mr. Mulligan has sole voting power and sole dispositive power.

               (2) 133 shares held by Mr. Mulligan as custodian for his daughter, with respect to which Mr. Mulligan has sole voting power and sole dispositive power.

               (3) 42,062 shares held by Mr. Mulligan as co-trustee (with Mrs. Appleton) of the Simonelli Trust, with respect to which Mr. Mulligan has shared voting power and shared dispositive power.

               (4) 846 shares of Common Stock derivatively owned by Mr. Mulligan, subject to presently exercisable options under a total of $10,000 face amount of Equity Contracts held directly by Mr. Mulligan (in his IRA). The adjusted option price thereunder is $11.82 per share. Mr. Mulligan has sole dispositive power over these derivative securities. Such derivative securities have no voting power.

     Mrs. Simonelli may be deemed to be the beneficial owner of 54,558 shares of Common Stock, which represents 5.61% of the Corporation's issued and outstanding Common Stock. This Common Stock consists of the following:

               (1) 12,496 shares held directly by Mrs. Simonelli with respect to which she has sole voting power and sole dispositive power.

                                       Page 8 of 10 Pages



               (2) 42,062 shares held by the Simonelli Trust. Although Mrs. Simonelli is a beneficiary of the Simonelli Trust, she is not a trustee of the Simonelli Trust. Mrs. Appleton and Mr. Mulligan are the trustees. Therefore Mrs. Simonelli has no voting power or dispositive power, either alone or shared, with respect to such shares. DISCLAIMER OF BENEFICIAL
               OWNERSHIP: Since Mrs. Simonelli's sole interest in the Common Stock owned by the Simonelli Trust is that of a beneficiary, she is reporting those shares herein as being beneficially owned by her solely because of the possibility that one might contend that she is the beneficial owner thereof under Rule 13d-3(b). However, since the Simonelli Trust was established by Last Will and Testament of Michael A. Simonelli, not by Mrs. Simonelli, Mrs. Simonelli expressly denies that she directly or indirectly created or intends to use the Simonelli Trust with any purpose or effect of the type mentioned in such Rule. Mrs. Simonelli declares, pursuant to Rule 13d-4, that the filing of this statement shall not be construed as an admission by her that she is, for purposes of Regulation 13D, 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of the 42,062 shares held by the Simonelli Trust. As a result, Mrs. Simonelli denies any obligation to file reports on Schedule 13D or amendments thereto with respect to the Common Stock.

          (c) During the past 60 days, there were no transactions in the Common Stock by any of the persons filing this Report resulting in a change in beneficial ownership of securities for purposes of
          Section 13(d) of the 1934 Act.

          (d)  Not applicable.

          (e) The Simonelli Trust, Annemarie Appleton and Michael W. Mulligan all ceased to be a beneficial owner of more than five percent (5%) of the Common Stock on April 7, 1995, by virtue of the issuance of Common Stock in connection with the merger with Family First. See Item 3 above.

          As noted in Item 5(a)(b) of Amendment No. 1 to Schedule 13D dated June 4, 1994 filed by the Simonelli Group, Mrs. Simonelli ceased to be the beneficial owner of more than five percent (5%) of the Common Stock on that date. However, as stated above she continues to report beneficial ownership of Common Stock held by the Simonelli Trust with a disclaimer of beneficial ownership of such Common Stock pursuant to Rule 13d-4.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Mrs. Simonelli is Mrs. Appleton's mother. Mrs. Simonelli is the lifetime beneficiary of the Simonelli Trust and Mrs. Appleton is a remainder beneficiary of the Simonelli Trust. Mrs. Appleton and Mr. Mulligan are co-trustees of the Simonelli Trust. Mrs. Appleton is also a Director of the Corporation's bank subsidiary, Great Falls Bank.

                                     Page 9 of 10 Pages


          Except as stated above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between any of the reporting persons and any other person with respect to any securities of the Corporation, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.   Material to be Filed as Exhibits.

          Not applicable. There are no written agreements, contracts, arrangements, understandings or proposals of the nature described in Item 7.

Signatures.

          After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


April  30  , 1995             /s/ Michael W. Mulligan
Date                     Signature

                    Michael W. Mulligan, individually
                    and as co-trustee of the
                    M.A. Simonelli Family Trust
                    Name/Title




April   30  , 1994            /s/ Yolanda Simonelli
Date                     Signature

                    Yolanda Simonelli, individually
                    and as income beneficiary of the
                    M.A. Simonelli Family Trust
                    Name/Title



April   30  , 1994            /s/ Annemarie Appleton
Date                     Signature

                    Annemarie Appleton, individually and as co-trustee of the M.A. Simonelli Family Trust
                    Name/Title



                              Page 10 of 10 Pages